# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanFirst Financial Corp., CIK 0001004702
CUSIP: 675234108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 110 West Front Street, Red Bank, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 06/01/2026
Filed by CIK 0001162870
Persons authorized to receive notices and communications: WPGG 14 Orion Investments,L.P., c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York (NY), 10017, (212) 878-0600; Mark F. Veblen, Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, (212) 403-1000

## Reporting persons
- WPGG 14 Orion Investments, L.P. ("WPGG14 Investor"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,415,008; sole dispositive power 0; shared dispositive power 6,415,008; aggregate amount beneficially owned 6,415,008 (6.6% of the class)
  Comment: Consists of 6,415,008 shares of common stock, par value $0.01 per share ("Common Stock") of OceanFirst Financial Corp. (the "Issuer") directly held by WPGG14 Investor. Does not includes shares of Common Stock exchangeable (other than by WPGG14 Investor) for non-voting, common equivalent stock, par value $0.01 per share, of the Issuer (the "NVCE Stock") (including shares of NVCE Stock for which the Warrants (as defined herein) may be exercised) directly held by WPGG14 Investor, which are not exchangeable by WPGG14 Investor, as described in Item 4 hereof. The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the "SEC") on June 1, 2026.
- WPFS II Orion Investments, L.P. ("WPFSII Investor"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,159,631; sole dispositive power 0; shared dispositive power 3,159,631; aggregate amount beneficially owned 3,159,631 (3.3% of the class)
  Comment: Consists of 3,159,631 shares of Common Stock of the Issuer directly held by WPFSII Investor. Does not include shares of Common Stock exchangeable (other than by WPFSII Investor) for NVCE Stock (including shares of NVCE Stock for which the Warrants may be exercised) directly held by WPFSII Investor, which are not exchangeable by WPFSII Investor, as described in Item 4 hereof. The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P. ("WP Callisto 14"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,688,558; sole dispositive power 0; shared dispositive power 1,688,558; aggregate amount beneficially owned 1,688,558 (1.7% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. The beneficial ownership reported has been rounded to the nearest whole share.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P. ("WP Europa 14"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 877,188; sole dispositive power 0; shared dispositive power 877,188; aggregate amount beneficially owned 877,188 (0.9% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. The beneficial ownership reported has been rounded to the nearest whole share.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus Global Growth 14-B (Cayman), L.P. ("WP Global Growth 14-B"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,147,167; sole dispositive power 0; shared dispositive power 2,147,167; aggregate amount beneficially owned 2,147,167 (2.2% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. The beneficial ownership reported has been rounded to the nearest whole share.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus Global Growth 14-E (Cayman), L.P. ("WP Global Growth 14-E"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 706,806; sole dispositive power 0; shared dispositive power 706,806; aggregate amount beneficially owned 706,806 (0.7% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. The beneficial ownership reported has been rounded to the nearest whole share.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus Global Growth 14 Partners (Cayman), L.P. ("Warburg Pincus Global Growth 14 Partners"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 272,702; sole dispositive power 0; shared dispositive power 272,702; aggregate amount beneficially owned 272,702 (0.3% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- WP Global Growth 14 Partners (Cayman), L.P. ("WP Global Growth 14 Partners"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 722,587; sole dispositive power 0; shared dispositive power 722,587; aggregate amount beneficially owned 722,587 (0.7% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. The beneficial ownership reported has been rounded to the nearest whole share.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus Financial Sector II (Cayman), L.P. ("WP Financial Sector II LP"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,643,758; sole dispositive power 0; shared dispositive power 2,643,758; aggregate amount beneficially owned 2,643,758 (2.7% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. The beneficial ownership reported has been rounded to the nearest whole share.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus Financial Sector II-E (Cayman), L.P. ("WP Financial Sector II-E"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 250,401; sole dispositive power 0; shared dispositive power 250,401; aggregate amount beneficially owned 250,401 (0.3% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. The beneficial ownership reported has been rounded to the nearest whole share.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus Financial Sector II Partners (Cayman), L.P. ("WP Financial Sector II Partners"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 265,472; sole dispositive power 0; shared dispositive power 265,472; aggregate amount beneficially owned 265,472 (0.3% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. The beneficial ownership reported has been rounded to the nearest whole share.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- WPGG 14 Orion Investments GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,415,008; sole dispositive power 0; shared dispositive power 6,415,008; aggregate amount beneficially owned 6,415,008 (6.6% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- WPFS II Orion Investments GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,159,631; sole dispositive power 0; shared dispositive power 3,159,631; aggregate amount beneficially owned 3,159,631 (3.3% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus (Cayman) Global Growth 14 GP, L.P. ("WPGG Cayman 14 GP"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,415,008; sole dispositive power 0; shared dispositive power 6,415,008; aggregate amount beneficially owned 6,415,008 (6.6% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus (Cayman) Global Growth 14 GP LLC ("WPGG Cayman 14 GP LLC"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,415,008; sole dispositive power 0; shared dispositive power 6,415,008; aggregate amount beneficially owned 6,415,008 (6.6% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus (Cayman) Financial Sector II GP, L.P. ("WPFS Cayman II GP"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 3,159,631; sole dispositive power 0; shared dispositive power 3,159,631; aggregate amount beneficially owned 3,159,631 (3.3% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus (Cayman) Financial Sector II GP LLC ("WPFS Cayman II GP LLC"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,159,631; sole dispositive power 0; shared dispositive power 3,159,631; aggregate amount beneficially owned 3,159,631 (3.3% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus Partners II (Cayman), L.P. ("WPP II Cayman"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,574,639; sole dispositive power 0; shared dispositive power 9,574,639; aggregate amount beneficially owned 9,574,639 (9.9% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus (Bermuda) Private Equity GP Ltd. ("WP Bermuda GP"): type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 9,574,639; sole dispositive power 0; shared dispositive power 9,574,639; aggregate amount beneficially owned 9,574,639 (9.9% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.
- Warburg Pincus LLC ("WP LLC") (CIK 0001162870): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 9,574,639; sole dispositive power 0; shared dispositive power 9,574,639; aggregate amount beneficially owned 9,574,639 (9.9% of the class)
  Comment: The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
  Based on approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026 as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: OceanFirst Financial Corp.
Address of issuer's principal executive offices: 110 West Front Street, Red Bank, New Jersey (NJ), 07701
Comment:
This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of OceanFirst Financial Corp., a Delaware corporation (the "Issuer").

Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person. The beneficial ownership reported herein has been rounded to the nearest whole share, as applicable, unless otherwise specified.

## Item 2. Identity and Background
Name of person filing:
This Statement is being jointly filed by the following persons (each, a "Warburg Pincus Reporting Person" and collectively, the "Warburg Pincus Reporting Persons") pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

1. WPGG 14 Orion Investments, L.P., a Delaware limited partnership ("WPGG14 Investor"), directly holds 6,415,008 shares of Common Stock.

2. WPFS II Orion Investments, L.P., a Delaware limited partnership ("WPFSII Investor", together with WPGG14 Investor, the "Investors"), directly holds 3,159,631 shares of Common Stock.

3. Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Callisto 14"), holds approximately 26.3% of the equity interest of WPGG14 Investor.

4. Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Europa 14"), holds approximately 13.7% of the equity interest of WPGG14 Investor.

5. Warburg Pincus Global Growth 14-B (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Global Growth 14-B"), holds approximately 33.5% of the equity interest of WPGG14 Investor.

6. Warburg Pincus Global Growth 14-E (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Global Growth 14-E"), holds approximately 11% of the equity interest of WPGG14 Investor.

7. Warburg Pincus Global Growth 14 Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("Warburg Pincus Global Growth 14 Partners"), holds approximately 4.3% of the equity interest of WPGG14 Investor.

8. WP Global Growth 14 Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Global Growth 14 Partners", together with WP Callisto 14, WP Europa 14, WP Global Growth 14-B, WP Global Growth 14-E and Warburg Pincus Global Growth 14 Partners, the "WP Global Growth 14 Funds"), holds approximately 11.3% of the equity interest of WPGG14 Investor.

9. Warburg Pincus Financial Sector II (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Financial Sector II LP"), holds approximately 83.7% of the equity interest of WPFSII Investor.

10. Warburg Pincus Financial Sector II-E (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Financial Sector II-E"), holds approximately 7.9% of the equity interest of WPFSII Investor.

11. Warburg Pincus Financial Sector II Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("WP Financial Sector II Partners", together with WP Financial Sector II LP and WP Financial Sector II-E, the "WP Financial Sector II Funds"), holds approximately 8.4% of the equity interest of WPFSII Investor.

12. WPGG 14 Orion Investments GP, LLC, a Delaware limited liability company ("WPGG14 Orion GP"), is the general partner of WPGG14 Investor.

13. WPFS II Orion Investments GP, LLC, a Delaware limited liability company ("WPFSII Orion GP"), is the general partner of WPFSII Investor.

14. Warburg Pincus (Cayman) Global Growth 14 GP, L.P., a Cayman Islands exempted limited partnership ("WPGG Cayman 14 GP"), is the general partner of each of the WP Global Growth 14 Funds.

15. Warburg Pincus (Cayman) Global Growth 14 GP LLC, a Delaware limited liability company ("WPGG Cayman 14 GP LLC"), is the general partner of WPGG Cayman 14 GP.

16. Warburg Pincus (Cayman) Financial Sector II GP, L.P., a Cayman Islands exempted limited partnership ("WPFS Cayman II GP"), is the general partner of each of the WP Financial Sector II Funds.

17. Warburg Pincus (Cayman) Financial Sector II GP LLC, a Delaware limited liability company ("WPFS Cayman II GP LLC"), is the general partner of WPFS Cayman II GP.

18. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership ("WPP II Cayman"), is the managing member of WPGG Cayman 14 GP LLC and WPFS Cayman II GP LLC.

19. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company ("WP Bermuda GP"), is the general partner of WPP II Cayman.

20. Warburg Pincus LLC, a New York limited liability company ("WP LLC"), is the manager of the WP Global Growth 14 Funds and WP Financial Sector II Funds.

Information with respect to each of the Warburg Pincus Reporting Persons is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person assumes responsibility for the accuracy or completeness of information by another Warburg Pincus Reporting Person. The Warburg Pincus Reporting Persons have entered into an agreement relating to the joint filing of this Statement (the "Joint Filing Agreement") in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act, a copy of which is attached as Exhibit 99.1 hereto.

The principal business of the Warburg Pincus Reporting Persons is that of making private equity and related investments. The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. Additional information relating to the Warburg Pincus Reporting Persons is included in Schedule A hereto, which is filed as Exhibit 99.2 to this Statement and is incorporated herein by reference.
Residence or business address: See Item 2(a)
Present principal occupation or employment: See Item 2(a)
Criminal convictions in the last five years: During the last five years, none of the Warburg Pincus Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, to the knowledge of the Warburg Pincus Reporting Persons, have any of the persons named on Schedule A.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Warburg Pincus Reporting Persons, nor, to the knowledge of the Warburg Pincus Reporting Persons, any of the persons listed on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Except as otherwise indicated on Schedule A each of the individuals referred to on Schedule A is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 1, 2026, pursuant to that certain Investment Agreement, dated as of December 29, 2025 (the "Investment Agreement"), by and among the Issuer and the Investors, substantially concurrently with the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of December 29, 2025 (the "Merger Agreement"), by and among the Issuer, Flushing Financial Corporation, a Delaware corporation ("Flushing"), and Apollo Merger Sub Corp., a Delaware corporation, (a) WPGG14 Investor invested an aggregate of $149,242,500 (net of certain expenses reimbursed by the Issuer) in the Issuer in exchange for the sale and issuance, (i) at a purchase price of $19.76 per share, of 6,415,008 shares of common stock, par value $0.01 per share, of the Issuer (the "Common Stock") and (ii) at a purchase price of $19,760 per share, 1,214 shares of a new class of non-voting, common equivalent stock, par value $0.01 per share, of the Issuer (the "NVCE Stock"), (b) WPFSII Investor invested an aggregate of $73,507,500 (net of certain expenses reimbursed by the Issuer) in the Issuer in exchange for the sale and issuance, (i) at a purchase price of $19.76 per share, of 3,159,631 shares of Common Stock and (ii) at a purchase price of $19,760 per share, 598 shares of NVCE Stock, and (c) the Issuer issued to the Investors warrants to purchase 11,386.64 shares of NVCE Stock, with such warrants having an exercise price of $19,760 per share (the "Warrants" and, together with clauses (a) and (b), the "Investments"). As more fully described in Item 4 below, because the NVCE Stock (including shares of NVCE Stock for which the Warrants may be exercised) received by the Investors are not convertible by the Investors into Common Stock, they have been excluded from the Warburg Pincus Reporting Persons' beneficial ownership reported herein.

To enable the Investors to fund payment of the aggregate purchase price under the Investment Agreement, the Investors obtained equity commitments from the WP Global Growth 14 Funds and the WP Financial Sector II Funds, pursuant to which the WP Global Growth 14 Funds and the WP Financial Sector II Funds committed to make an aggregate cash contribution to WPGG14 Investor and WPFSII Investor, respectively, in exchange for equity securities of the applicable Investor, for the purpose of funding the aggregate purchase price under the Investment Agreement and related costs, fees and expenses. The WP Global Growth 14 Funds and the WP Financial Sector II Funds funded their cash commitments under the Investment Agreement with capital contributions, including from their respective limited partners, together with available line of credit.

Immediately following the closing of the transactions contemplated by the Investment Agreement (the "Closing"), the Investors owned approximately 9.9% of the outstanding Common Stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Warburg Pincus Reporting Persons beneficially own the Common Stock for investment purposes.

Investment Agreement

The following is a description of certain additional material terms of the Investment Agreement and the Investments.

Transfer Restrictions. From and after the Closing, the Investors are prohibited from transferring any securities acquired pursuant to the Investment Agreement to certain activist investors, competitors of Issuer and/or sanctioned parties, subject to certain exceptions.

Indemnification. Pursuant to the Investment Agreement, the Issuer and the Investors agree to indemnify the other and their affiliates from and against all losses (subject to certain exceptions) directly resulting from (a) any inaccuracy in or breach of any representation or warranty of such party set forth in the Investment Agreement or (b) such party's breach of any of its agreements or covenants in the Investment Agreement, in each case, subject to certain limitations. Additionally, the Investors agree to indemnify Issuer for certain potential withholding obligations related to any dividends deemed to be received by the Investors in respect of the Warrants.

Board Representation. Pursuant to the Investment Agreement, after the Closing, the Investors are entitled to nominate one representative to be appointed to the Board of Directors of the Issuer (the "Issuer Board"), so long as the Investors and their affiliates own at least the lesser of (a) 5% of the outstanding shares of Common Stock (on an as-converted basis) and (b) 50% of the Common Stock (on an as-converted basis, excluding any shares of Common Stock underlying the Warrants) that the Investors beneficially own immediately following the Closing (such time, the "Director Rights Period"). Effective as of the Closing, the Issuer appointed, at the Investors' request, Todd Schell (a Principal in WP LLC's Financial Services group) to the Issuer Board as the Investors' representative. During the Director Rights Period, the Investors and their affiliates will be subject to standstill obligations with respect to Issuer.

Certain Other Terms and Conditions of the Investment Agreement. The Investment Agreement contains customary representations, warranties and agreements of each party. The Closing was conditioned on, among other things, (a) the concurrent closing of the Merger, (b) filing of a Certificate of Designations with the Delaware Secretary of State in respect of the NVCE Stock (the "Certificate of Designations"), (c) the Investors receiving oral confirmation from the Board of Governors of the Federal Reserve System that their investment will not result in it being deemed to have "control" of Issuer for purposes of the BHC Act or CIBC Act (each as defined in the Investment Agreement) and (d) other customary closing conditions.

Certificate of Designations

In connection with the Closing, Issuer filed the Certificate of Designations with the Delaware Secretary of State to create, out of Issuer's authorized but unissued preferred stock, the NVCE Stock. Subject to any applicable transfer restrictions in the Investment Agreement, each share of NVCE Stock will automatically convert into 1,000 shares of Common Stock, subject to certain adjustments, when transferred (a) to Issuer, (b) in a widespread public distribution, (c) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of the outstanding securities of any class of voting securities of Issuer or (d) to a purchaser that would control more than 50% of every class of voting securities of Issuer without any transfer from such holder of the NVCE Stock. Each share of NVCE Stock will be entitled to receive, when, as and if declared by the Issuer Board, all cash dividends or distributions made in respect of the shares of Common Stock, at the same time and on the same terms as holders of Common Stock, subject to certain adjustments.

Warrants

At the Closing, the Issuer issued the Warrants to the Investors at an exercise price of $19,760 per share, subject to customary anti-dilution adjustments provided under the Warrants. The Warrants carry a term of seven years and can be exercised voluntarily following the third anniversary of the Closing. The Warrants can also be voluntarily exercised prior to the third anniversary of the Closing, (A) in the event the market price of Common Stock reaches or exceeds $30 per share at the closing of any trading day or (B) in connection with certain change of control transactions involving the Issuer. The Warrants are subject to mandatory exercise, at any time, in the event the market price of Common Stock reaches or exceeds $30 per share for a certain number of trading days over a specified period. In the event of a change of control transaction where less than 90% of the consideration in such transaction is comprised of equity securities traded on the NASDAQ or NYSE, the Investors will be entitled to receive additional shares if they exercise the Warrants in connection with such transaction.

Registration Rights Agreement

At the Closing, the Investors entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which Issuer provides customary registration rights to the Investors and their affiliates and certain permitted transferees with respect to the shares of Common Stock purchased under the Investment Agreement, and shares of Common Stock issued upon the conversion of shares of the NVCE Stock purchased under the Investment Agreement or issued upon the exercise of the Warrants. Under the Registration Rights Agreement, the Investors are entitled to customary S-3 shelf registration rights, "demand" registrations and "piggyback" registration rights, in each case, subject to certain limitations as set forth in the Registration Rights Agreement. The Registration Rights Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended (the "Securities Act").

Additional Disclosure

Except as set forth herein, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule A, has any plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to the Issuer.

The Warburg Pincus Reporting Persons acquired the securities described in this Statement in connection with the Closing and intend to review their investments in the Issuer on a continuing basis. The Warburg Pincus Reporting Persons reserve the right to formulate other plans or make proposals which relate to or would result in a transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to the Issuer, and take action in connection therewith, including a disposition of all or a portion of their investment in the Issuer. The Warburg Pincus Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing with respect to the Issuer. Any actions the Warburg Pincus Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Warburg Pincus Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As described above, the Purchasers currently have the right to appoint one director to the Issuer Board. As a result of the Purchasers' continuous review and evaluation of the business of the Issuer, the Purchasers may communicate with the Issuer Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through their Issuer Board representation, participate in the management of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Calculations of the percentage of the common shares beneficially owned are based on a total of approximately 96.7 million shares of Common Stock issued and outstanding as of June 1, 2026, as reported in the Issuer's Current Report on Form 8-K, as filed with the SEC on June 1, 2026.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Warburg Pincus Reporting Person and, for each Warburg Pincus Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Statement and are incorporated herein by reference.

As of the date hereof, WPGG14 Investor directly holds 6,415,008 shares of Common Stock and WPFSII Investor directly holds 3,159,631 shares of Common Stock, collectively representing approximately 9.9% of the outstanding shares of Common Stock. As described in Item 4, the Warburg Pincus Reporting Persons do not have the right to acquire beneficial ownership of additional shares of Common Stock by virtue of the Investors' ownership of the NVCE Stock or the Warrants.

WPGG14 Investor is controlled by the WP Global Growth 14 Funds, and WPGG14 Orion GP is the general partner of WPGG14 Investor; WPFSII Investor is controlled by the WP Financial Sector II Funds, and WPFSII Orion GP is the general partner of WPFSII Investor; WPGG Cayman 14 GP is the general partner of each of the WP Global Growth 14 Funds; WPGG Cayman 14 GP LLC is the general partner of WPGG Cayman 14 GP; WPFS Cayman II GP is the general partner of each of the WP Financial Sector II Funds; WPFS Cayman II GP LLC is the general partner of WPFS Cayman II GP; WPP II Cayman is the managing member of WPGG Cayman 14 GP LLC and WPFS Cayman II GP LLC; WP Bermuda GP is the general partner of WPP II Cayman; and WP LLC is the manager of the WP Global Growth 14 Funds and WP Financial Sector II Funds. Investment and voting decisions with respect to the shares of Common Stock held by the Warburg Pincus Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares of Common Stock held by the Warburg Pincus Reporting Persons.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person (except for WPGG 14 Orion Investments, L.P., the WP Global Growth 14 Funds, WPFS II Orion Investments, L.P., and WP Financial Sector II Funds to the extent set forth herein) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose and each of the Warburg Pincus Reporting Persons expressly disclaims beneficial ownership of such common shares.

Except as set forth in this Statement, to the best knowledge of the Warburg Pincus Reporting Persons, none of the individuals listed on Schedule A attached hereto beneficially owns any common shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days:
On June 1, 2026, in accordance with the terms and conditions set forth in the Investment Agreement, (i) WPGG14 Investor acquired 6,415,008 shares of Common Stock and 1,214 shares of NVCE Stock for an aggregate purchase price of $149,242,500 (net of certain expenses reimbursed by the Issuer), (ii) WPFSII Investor acquired 3,159,631 shares of Common Stock and 598 shares of NVCE Stock for an aggregate purchase price of $73,507,500 (net of certain expenses reimbursed by the Issuer), and (c) the Issuer issued to the Investors the Warrants to purchase 11,386.64 shares of NVCE Stock in the aggregate, with such Warrants having an exercise price of $19,760 per share. Descriptions of the investment by the Investors and of the securities related thereto are included in Item 4 of this Statement.

Except as set forth in this Statement, none of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Warburg Pincus Reporting Persons, no one other than the Warburg Pincus Reporting Persons, or the partners, members or affiliates of the Warburg Pincus Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Warburg Pincus Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The description of the Joint Filing Agreement under Item 2 of this Statement and the information contained in Items 3, 4 and 5 of this Statement is incorporated herein by reference.

Except as described in Items 2, 3, 4 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Warburg Pincus Reporting Persons and between such person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The descriptions of each of the Investment Agreement, the Registration Rights Agreement, the Warrants and the Certificate of Designations in this Statement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit
Number Description of Exhibit
99.1 Joint Filing Agreement, dated as of June 8, 2026.
99.2 Schedule A
99.3 Investment Agreement, dated as of December 29, 2025, by and among the Issuer and the Investors.
99.4 Registration Rights Agreement, dated as of June 1, 2026, by and among the Issuer and the Investors.
99.5 Warrant, issued by the Issuer to WPGG14 Investor on June 1, 2026.
99.6 Warrant, issued by the Issuer to WPFSII Investor on June 1, 2026.
99.7 OceanFirst Financial Corp., Certificate of Designations, Non-Voting Common Equivalent Stock, as filed on May 29, 2026.

## Signatures
- WPGG 14 Orion Investments, L.P. ("WPGG14 Investor"): /s/ David Sreter, David Sreter/Vice President and Secretary (06/08/2026)
- WPFS II Orion Investments, L.P. ("WPFSII Investor"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P. ("WP Callisto 14"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P. ("WP Europa 14"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus Global Growth 14-B (Cayman), L.P. ("WP Global Growth 14-B"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus Global Growth 14-E (Cayman), L.P. ("WP Global Growth 14-E"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus Global Growth 14 Partners (Cayman), L.P. ("Warburg Pincus Global Growth 14 Partners"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- WP Global Growth 14 Partners (Cayman), L.P. ("WP Global Growth 14 Partners"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus Financial Sector II (Cayman), L.P. ("WP Financial Sector II LP"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus Financial Sector II-E (Cayman), L.P. ("WP Financial Sector II-E"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus Financial Sector II Partners (Cayman), L.P. ("WP Financial Sector II Partners"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- WPGG 14 Orion Investments GP, LLC: /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- WPFS II Orion Investments GP, LLC: /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus (Cayman) Global Growth 14 GP, L.P. ("WPGG Cayman 14 GP"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus (Cayman) Global Growth 14 GP LLC ("WPGG Cayman 14 GP LLC"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus (Cayman) Financial Sector II GP, L.P. ("WPFS Cayman II GP"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus (Cayman) Financial Sector II GP LLC ("WPFS Cayman II GP LLC"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus Partners II (Cayman), L.P. ("WPP II Cayman"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus (Bermuda) Private Equity GP Ltd. ("WP Bermuda GP"): /s/ David Sreter, David Sreter/Authorised Signatory (06/08/2026)
- Warburg Pincus LLC ("WP LLC"): /s/ David Sreter, David Sreter/Managing Director (06/08/2026)
Comment: WPGG 14 ORION INVESTMENTS, L.P. By: WPGG 14 Orion Investments GP, LLC, its general partner; WPFS II ORION INVESTMENTS, L.P. By: WPFS II Orion Investments GP, LLC, its general partner; WPGG 14 ORION INVESTMENTS GP, LLC By: Warburg Pincus Global Growth 14-B (Cayman), L.P., its managing member By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WPFS II ORION INVESTMENTS GP, LLC By: Warburg Pincus Financial Sector II (Cayman), L.P., its managing member By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (CALLISTO) GLOBAL GROWTH 14 (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (EUROPA) GLOBAL GROWTH 14 (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS GLOBAL GROWTH 14-B (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS GLOBAL GROWTH 14-E (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS GLOBAL GROWTH 14 PARTNERS (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WP GLOBAL GROWTH 14 PARTNERS (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS FINANCIAL SECTOR II (CAYMAN), L.P. By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS FINANCIAL SECTOR II-E (CAYMAN), L.P. By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS FINANCIAL SECTOR II PARTNERS (CAYMAN), L.P. By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (CAYMAN) GLOBAL GROWTH 14 GP, L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (CAYMAN) GLOBAL GROWTH 14 GP LLC By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP, L.P. By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP LLC By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS PARTNERS II (CAYMAN), L.P. By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner